CRYPTOCURRENCY ADVISORY BOARD AGREEMENT

This **CRYPTOCURRENCY ADVISORY BOARD AGREEMENT** (the "**Agreement**") is made and entered into as of October 7, 2025 (the "**Effective Date**"), by and between Predictive Oncology, Inc., a Delaware corporation (the "**Company**"), Oklalina Ventures LLC ("**Advisor**") and Kyle Okamoto as principal of the Advisor ("**Principal**").

A.   Advisor has unique skills and knowledge in the field of cryptocurrency and digital assets, and is therefore well suited to advise the Company with respect to its product offerings and as part of a potential treasury management strategy; and

B.   The Company desires to retain Advisor as a member of the Company's Cryptocurrency Advisory Board (the "**Cryptocurrency Advisory Board**" or "**Advisory Board**") on the terms set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual obligations set forth in this Agreement, the parties agree as follows:

1.   <u>Advisory Board Services</u>. Commencing on the Effective Date, the Company hereby retains Advisor, and Advisor hereby agrees to serve, as a member of the Advisory Board. Advisor agrees to devote his or her best efforts to serve as a member of the Advisory Board, provide the services set forth on <u>Exhibit A</u> attached hereto and further the interests of the Company (collectively, the "**Services**"). Advisor shall perform the Services with the highest degree of professional skill and expertise and devote all necessary time, attention, effort and resources to the performance of the Services. The Advisor agrees to attend at least four (4) quarterly meetings of the Advisory Board, by videoconference or such other location as may reasonably be designated by Company's board of directors (the "**Board of Directors**"). The Advisor agrees to review written and/or electronic background materials, if any, to be provided to the Advisor in preparation for the Advisor's participation in the discussions proposed for each meeting. All Services shall be performed by the Principal and the Principal shall be and hereby is bound by all of Advisor's obligations hereunder and shall perform all of the Services pursuant to the terms and conditions contained in this Agreement. Advisor represents and warrants that the Principal is an employee or member of Advisor.

2.   <u>Compensation</u>. Advisor's compensation for performing the Services shall be as set forth in <u>Exhibit A</u>. In addition, the Company shall reimburse Advisor for reasonable travel and other out-of-pocket expenses incurred in connection with providing the Services, provided that Advisor furnishes receipts for such expenses in accordance with Company policy and obtains the prior written approval of the Company for such expenses.

3.   <u>Independent Contractor</u>. The parties understand and agree that Advisor is an independent contractor and not an employee of the Company. Advisor has no authority to obligate the Company by contract or otherwise. Advisor agrees not to hold himself or herself out as, or give any person any reason to believe that he or she is, an employee, agent, joint venturer or partner of the Company. Advisor shall not be eligible for any employee benefits, nor shall the Company make deductions from Advisor's fees for taxes (except as otherwise required by applicable law or regulation). Any taxes imposed on Advisor due to activities performed hereunder shall be the sole responsibility of Advisor.

4.   Confidential Information.

(a)   At all times, both during the Term and thereafter, Advisor shall hold in strictest confidence and shall not disclose, lecture upon or publish any of the Company's Confidential Information (defined below), except to the extent such disclosure, use or publication is expressly authorized in writing by the Chief Executive Officer of the Company. Advisor shall use such Confidential Information only as may be required in direct connection with Advisor's performing the requested Services for the Company.

(b)   The term "**Confidential Information**" shall mean trade secrets, confidential knowledge, data, financial information, including any digital asset holding and investment strategy and any other proprietary information that the Company owns, licenses or has obtained from third parties to whom the Company owes a duty of confidentiality with respect to such information. By way of illustration but not limitation, "**Confidential Information**" includes:
(i) the intellectual property of the Company, including, without limitation, inventions, trade secrets, ideas, data, programs, works of authorship, know-how, improvements, processes, discoveries, designs, techniques and other sensitive information the Company receives from its customers or other third parties; (ii) technical information relating to the Company's existing and future products, including, where appropriate and without limitation, financial techniques and procedures, financial production, software, firmware, information, patent disclosures, patent applications, development or experimental work, formulae, engineering or test data, product specifications, structures, models, techniques, processes and apparatus relating to the same disclosed by the Company to Advisor or obtained by Advisor through observation or examination of information or developments; (iii) confidential marketing information (including without limitation marketing strategies, customer names and requirements and products and services, prices, margins and costs); (iv) confidential future product plans; (v) confidential financial information provided to Advisor by the Company or by the Company to Advisor; (vi) personnel information (including without limitation employee compensation); and (vii) other confidential business information of the Company or any third party. Notwithstanding the foregoing, nothing received by Advisor shall be considered to be Confidential Information if Advisor can provide through Advisor's own written documentation that (x) it has been published or is otherwise readily available to the public other than by a breach of this Agreement or any other duty owed to the Company by Advisor, (y) it has been lawfully disclosed to the Advisor from a third party without any confidentiality limitations, or (z) it was publicly known by the Advisor, as evidenced by his or her records, prior to its disclosure by the Company.

5.   Return of Materials. All written Confidential Information (including, without limitation, in any computer or other electronic format), which comes into Advisor's possession during the Term, shall remain the property of the Company. Except as expressly authorized in writing by the Company, Advisor shall not remove any written Confidential Information from the Company's premises, except in connection with the performance of Advisor's duties for the Company and in a manner consistent with the Company's policies regarding Confidential Information. Upon termination of this Agreement, the Advisor agrees to return immediately to the Company or destroy all written Confidential Information in Advisor's possession except as may be required by applicable law.

6.   Compliance with Law. Advisor will comply with all laws, rules and regulations related to

his activities on behalf of the Company pursuant to this Agreement.

7.   Non-Solicitation. Advisor agrees that, during the Term and for a period of one (1) year thereafter, Advisor shall not directly or indirectly solicit, induce, recruit or encourage any of the Company's employees or consultants to leave their employment or service with the Company.

8.   Competition. If any provision of this Agreement or the services to be provided by Advisor hereunder at any time are in conflict with the provisions of agreements Advisor has entered into with other employers, or there otherwise develops a conflict of interest regarding the Services to be performed hereunder by Advisor, Advisor shall immediately disclose the conflict to the Company (without violating any nondisclosure provisions of such agreements). It is agreed by the Company that Advisor is not to perform any Services hereunder that are in conflict with the provisions of agreements he has entered into with other employers, except to the extent such agreements were entered into subsequent to the execution of this Agreement. For the avoidance of doubt, the Advisor shall not enter into agreements that conflict with the provisions of this Agreement.

9.   Termination.

        (a)   This Agreement shall be effective on the Effective Date and will, unless earlier terminated in accordance with the provisions of this Section 9, continue in effect until the tenth (10th) anniversary of the Effective Date and shall thereafter automatically renew for successive one (1)-year terms commencing on the tenth (10th) anniversary of the Effective Date (each, a "**Renewal Period**", and the period during which this Agreement is in effect, the "**Term**"), unless the Company provides written notice to the Advisor at least thirty (30) days prior to the Renewal Period notifying the Advisor that this Agreement is terminated. Notwithstanding anything to the contrary set forth herein, the rights and obligations of the Parties hereunder are not effective until the Effective Date.

        (b)   Beginning on the first (1st) anniversary of the Effective Date, this Agreement may be terminated by the Company upon at least ninety (90) days prior written notice to the Advisor if such termination is without the occurrence of an Advisor Cause Event (as defined below), such early termination shall be required to have been recommended by a joint determination of at least two-thirds (2/3) of the members of the Board of Directors. This Agreement may be terminated by the Company at any time, upon prior written notice to the Advisor, if such termination is due to the willful misconduct, gross negligence, fraud, or material breach of this Agreement by the Advisor (an "**Advisor Cause Event**").

        (c)   The obligations set forth in Sections 4, 5, 6, and 10 shall survive any termination or expiration of this Agreement.

10.   Loss Disclaimer; Limitation of Liability.

The Advisor shall not be liable to the Company for any third-party losses, claims, damages, liabilities, costs or expenses (including legal fees or expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by the Advisor or threatened in connection with the Company's business, investments and activities (together "**Losses**"), except to the extent that such Losses are determined finally by a court of competent jurisdiction to have resulted from (a) a breach by Advisor of any

3

material obligation, representation or covenant contained in this Agreement or (b) the willful misconduct, fraud or gross negligence of the Advisor.

Except for liabilities arising from a party's gross negligence, fraud or willful misconduct, breach of obligations under Section 4, each party's total liability under this Agreement, whether in contract, tort, or otherwise, shall be limited to the total compensation paid or payable to the Advisor under this Agreement.

11.   General Provisions.

       (a)   The rights and obligations of the parties hereto shall bind and inure to the benefit of their respective successors, heirs, executors, administrators and permitted assigns. Because the Company has specifically contracted for Advisor's Services, Advisor may not assign or delegate Advisor's obligations under this Agreement either in whole or in part without the prior written consent of the Company. The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company's business.

       (b)   The relationship created by this Agreement shall be that of independent contractor, and Advisor shall have no authority to bind or act as agent for the Company or its employees for any purpose.

       (c) The Company shall not use Advisor's name without their express written permission, and upon Advisor consent, may cite its relationship with the Company as its advisor, as long as any such usage is limited to reporting actual events or occurrences only.

       (c)   This Agreement shall be governed by and construed according to the laws of the State of New York, without regards to conflicts of laws rules. The parties consent to the jurisdiction of all federal and state courts in New York, and agree that venue shall lie exclusively in New York County, New York. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, that provision shall be severed and the remainder of this Agreement shall continue in full force and effect.

       (d)   This Agreement and the Exhibit hereto, constitute the final, exclusive and complete understanding and agreement of the parties and supersedes all prior understandings and agreements. Any waiver, modification or amendment of any provision of this Agreement shall be effective only if in writing and signed by the parties.

       (e)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following address, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 11(e).:

16239241166.2

To Company:

Predictive Oncology Inc.
91 43rd Street, Suite 110
Pittsburgh, Pennsylvania 15201
Email: rvennare@predictive-oncology.com
Attn: Raymond Vennare, Chief Executive Officer

To Advisor: Kyle Okamoto
Email: Kyle@Aethir.com

(f) Advisor agrees that any breach or threatened breach of Sections 4, 7, 8 or 10 above would cause irreparable damage to the Company for which monetary damages would not adequately remedy. In the event of such breach or threatened breach by Advisor, the Company shall have, in addition to any and all remedies that may be available in law, equity, or otherwise, the right to obtain injunctive relief against the breach or threatened breach of this Agreement or the continuation of any such breach in any court of competent jurisdiction, without the necessity of proving actual damages and without the necessity of posting bond or other security.

(g) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) The covenants, representations and warranties in this Agreement shall survive the termination or expiration of this Agreement for a period of two (2) years.

[Signature Page Follows]

(i)   This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PREDICTIVE ONCOLOGY INC.

Signed by:

By: ______________________________
353E1B8B9BAF4A5...

Name: Raymond Vennare
Title: Chief Executive Officer

ADVISOR

By: ______________________________
Name:
Title:

PRINCIPAL

By: ______________________________

Name:

Title:

[Signature Page to Cryptocurrency Advisory Board Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PREDICTIVE ONCOLOGY, INC.

By: ______________________________
Name:
Title:

ADVISOR

Signed by:
Kyle Okamoto
By: 400777E30E0841F...
Name: Kyle Okamoto
Title: Advisor

PRINCIPAL

Signed by:
Kyle Okamoto
400777E30E0841F...
Name: Kyle Okamoto

[Signature Page to Cryptocurrency Advisory Board Agreement]

EXHIBIT A
To Cryptocurrency Advisory Board Agreement

Description of Advisory Services:

Provide independent advice and guidance to the Company in connection with the Company's proposed cryptocurrency treasury strategy. This may include, without limitation, meeting with Company employees, consultants, and other Advisory Board members; providing informal consultation by telephone, videocall or other electronic means; reviewing the Company's objectives as they relate to cryptocurrency holdings and digital asset management; assisting in the development and refinement of strategies for implementing and executing the cryptocurrency treasury plan; and supporting the Company and its legal counsel with advice, support, theories, techniques, and improvements to the Company's overall approach to treasury management involving digital assets.

Attend meetings of the Cryptocurrency Advisory Board. Advisor shall use commercially reasonable efforts to attend such meetings in person whenever possible. Advisor shall also assist the Company in identifying and evaluating market opportunities and emerging best practices relating to innovative cryptocurrency strategies as they impact the Company's treasury operations and overall business objectives.

Perform upon the Company's reasonable request, additional consultation, in person, by telephone or by electronic mail, for the purpose of evaluating the Company's cryptocurrency treasury strategy.

Compensation:

The Company shall pay the Advisor cash compensation in the amount of $4,166 per month, commencing on November 1, 2025 and on the 1st business day of each month thereafter during the Term.

Subject to the approval of the Board of Directors and the terms and conditions of the Company's 2024 Equity Incentive Plan, as amended (the "**Plan**"), the Company shall grant to the Principal an option (the "**Option**") to purchase 50,000 shares of the Company's common stock, par value $0.01 per share (the "**Common Stock**"). The Option shall vest as follows: 1/5th of the shares will vest on each anniversary of the date of grant of the Option, subject to Advisor's continued service to the Company and compliance with the terms and conditions of this Agreement, as determined in the sole discretion of the Board of Directors, as of each vesting date. The exercise price per share of Common Stock under such Option will be equal to the fair market value of a share of Common Stock on the date of grant of such Option as determined by the Board of Directors in accordance with the Plan. The Option will be issued pursuant to the terms of the Plan and the equity grant documents approved by the Board of Directors pursuant thereto and will be subject to all of the terms and conditions set forth in such equity grant documents covering such Option, which equity grant documents must be executed to effect the grant of the Option.

- Advisor will be reimbursed by the Company for authorized, reasonable and documented out-of-pocket expenses that are pre-approved by the Company and that Advisor incurs to attend in-person meetings of the Advisory Board within a reasonable time of presentation of valid receipts for such expenses.

- Any other compensation for other Services must be agreed to in writing between Advisor and the Company before Advisor commences such Services.